                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                POLK AUDIO, INC.
                                (Name of Issuer)

                                POLK AUDIO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   730900-10-7
                      (CUSIP Number of Class of Securities)

                                GEORGE M. KLOPFER
                             CHIEF EXECUTIVE OFFICER
                                POLK AUDIO, INC.
                                5601 METRO DRIVE,
                            BALTIMORE, MARYLAND 21215
                                  410-358-3600

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                            LAWRENCE R. SEIDMAN, ESQ.
                             PIPER & MARBURY L.L.P.
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-576-5013

                                 MARCH 30, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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                            CALCULATION OF FILING FEE

=================================================================================
         Transaction Valuation(1)                   Amount of Filing Fee(2)
=================================================================================
              $10,320,000                                  $2,064
=================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not Applicable             Filing Party:   Not Applicable
Form or Registration No.:    Not Applicable             Date Filed:     Not Applicable






------------------
(1) The total transaction value is based on a maximum aggregate offer price of $12.00 based on the purchase of 860,000 Shares, pursuant to the terms of the offer.

(2)  Calculated as 1/50 of 1% of the transaction value.



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


                                  INTRODUCTION

     This Issuer Tender Offer Statement (the "Statement") is being filed by Polk Audio, Inc., a Maryland corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder in connection with the tender offer by the Company to purchase up to 860,000 (or such lesser number as are properly tendered) of its shares of common stock, $0.01 par value per share (the "Shares"), at a price of $12.00 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal dated March 30, 1999 (which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Polk Audio, Inc., a Maryland corporation which has its principal executive offices at 5601 Metro Drive, Baltimore, Maryland 21215.

     (b) This Statement relates to the offer by the Company to purchase up to 860,000 Shares (or such lesser number of Shares as are properly tendered) at a price of $12.00 per Share, net to the seller in cash, without interest thereon, subject to the conditions set forth in the Offer. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. The Company has been advised that none of its directors and executive officers intend to tender any Shares pursuant to the Offer. The information set forth under "Introduction," "Special Factors -- Interests of Certain Persons in the Offer and the Second-Step Transaction" and "The Tender Offer -- Terms of the Offer; Expiration Date" of the Offer to Purchase are incorporated herein by reference.

     (c) The information set forth in "The Tender Offer -- Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth under "The Tender Offer -- Financing of the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
        THE ISSUER OR AFFILIATE.

     (a)-(d) and (f)-(g) The information set forth under "Introduction," "Special Factors - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors -- Rights of Stockholders in the Event of the Second-Step Transaction" of the Offer to Purchase are incorporated herein by reference.


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     (e) The information set forth under "The Tender Offer -- Price Range of
Shares; Dividends" and "The Tender Offer -- Financing of the Offer and the Second-Step Transaction" of the Offer to Purchase are incorporated herein by reference.

     (h)-(j) The information set forth under "The Tender Offer -- Effect of the Offer on the Market for the Shares; AMEX Listing and Exchange Act
Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth under "Special Factors -- Interests of Certain Persons in the Offer and the Second-Step Transaction" is incorporated by reference herein.

ITEM 5. CONTRACTS,    ARRANGEMENTS,    UNDERSTANDINGS   OR
        RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to the sections "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- Beneficial Ownership of Shares" and "Special Factors -- Interests of Certain Persons in the Offer and the Second-Step Transaction" of the Offer to Purchase regarding the relationship between the Company and the Remaining Stockholders.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Introduction," "Special Factors - Opinion of Ferris, Baker Watts, Incorporated", "Special Factors -- Fees and Expenses" and "The Tender Offer --Fees and Expenses" of the Offer to Purchase are incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of March 29, 1998, and March 30, 1997, and for each of the three years in the period ended March 29, 1998, are included in the Company's Annual Report on Form 10-K for the year ended March 29, 1998, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the three and nine month periods ended December 27, 1998, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1998, which is incorporated herein by reference.

     (b) The information set forth under "The Tender Offer -- Certain Information Concerning the Company" is incorporated herein by reference.

     ITEM 8.   ADDITIONAL INFORMATION.

     (a) Not applicable.



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

     (b) The information set forth under "The Tender Offer -- Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "The Tender Offer -- Effect of the Offer on the Market for the Shares; AMEX Listing and Exchange Act
Registration" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are incorporated in their entirety herein by reference.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of the Offer to Purchase dated March 30, 1999.

     (a)(2) Form of the Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release issued by the Company on March 24, 1999.

     (a)(8) Letter to Stockholders from George M. Klopfer, Chief Executive Officer of the Company, dated as of March 30, 1999.

     (b)(1) Commitment Letter from NationsBank, N.A. to the Company dated March 23, 1999.

     (b)(2) Form of Financing and Security Agreement between the Company and NationsBank, N.A.

     (b)(3) Form of Security Agreement between the Company and NationsBank, N.A.

      (c)   None.

      (d)   None.

      (e)   Not applicable.

      (f)   None.


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

     (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 29, 1998 and March 30, 1997 (incorporated by reference to the Company's Annual Report, filed as Exhibit 13.1 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998).

     (g) (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended December 28, 1997 and December 27, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).








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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1999


                                                POLK AUDIO, INC.

                                                By: /s/ George M. Klopfer
                                                   -----------------------------
                                                Name:   George M. Klopfer
                                                Title: Chief Executive Officer





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

                                  EXHIBIT INDEX

     (a)(1) Form of the Offer to Purchase dated March 30, 1999.

     (a)(2) Form of the Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release issued by the Company on March 24, 1999.

     (a)(8) Letter to Stockholders from George M. Klopfer, Chief Executive Officer of the Company, dated as of March 30, 1999.

     (b)(1) Commitment Letter from NationsBank, N.A. to the Company dated March 23, 1999.

     (b)(2) Form of Financing and Security Agreement between the Company and NationsBank, N.A.

     (b)(3) Form of Security Agreement between the Company and NationsBank, N.A.

      (c)   None.

      (d)   None.

      (e)   Not applicable.

      (f)   None.

      (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 29, 1998 and March 30, 1997 (incorporated by reference to the Company's Annual Report, filed as Exhibit 13.1 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998).

      (g) (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended December 28, 1997 and December 27, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).